Exhibit 4.28

(English Translation)

Transfer Agreement of

The CDMA Network Capacity Lease

Agreement

Between

China United Telecommunications Corporation Limited

And

China Unicom Corporation Limited

Unicom New World Telecommunications Corporation Limited

March 24, 2005

This Agreement was signed in Beijing, People’s Republic of China (“China”), on March 24, 2005, by the representatives of the following parties:

(1)       The Transferor:

China United Telecommunications Corporation Limited (“A Share Company”)

Location: F40th, Jinmao Building, No.88 ShiJi Avenue, Shanghai

Legal Representative: Chang Xiaobing

(2)       The Transferee:

China Unicom Corporation Limited (“CUCL”)

Location: F12 of No. 1 Building, Henderson Center, No.18, JianGuoMen Nei

Street, Beijing

Legal Representative: Chang Xiaobing

Unicom New World Telecommunications Corporation Limited (“Unicom New World”)

Location: Room 1009, F10th of No. 1 Building, No. 18, JianGuoMen Nei Street,

DongCheng District, Beijing

Legal Representative: Chang Xiaobing

In this Agreement, CUCL and Unicom New World are separately or collectively referred to as the Transferee.

Whereas,

(1)       CUCL is a foreign invested enterprise established and survived in compliance with the Chinese law, with 100% of its shares being held by China Unicom Limited (the “Red-chip Company”). A Share Company is a limited holding company established and survived in compliance with the Chinese law, listed in Shanghai Stock Exchange (“SSE”) on October 9, 2002, with 69.3224% of its shares Beijing held by China United Telecommunications Corporation (“Unicom Group”);

(2)       In order for CUCL to offer CDMA services in Beijing, Tianjin, Hebei, Liaoning, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Shandong, Hubei, Guangdong (“Twelve Provinces and Municipalities”), Unicom Group and Unicom New Horizon Telecommunications Corporation Limited (“Unicom New Horizon”) signed on Novenber 22, 2001 the CDMA Network Capacity Lease Agreement (“the old CDMA Lease Agreement I”) ;

(3)       On August 12, 2002, Unicom Group and A Share Company signed a memorandum of understanding on the transactions to be conducted after the listing of the shares of A Share Company (“Connected Transactions MoU”) between Unicom Group or its subsidiaries (excluding A Share Company and the subsidiaries held by A Share Company) and Red-chip Company indirectly held by A Share Company and its subsidiaries. According to the understanding reached in the Connected Transactions MoU, in the event that the transactions to be conducted between Red-chip Company itself or its subsidiaries and Unicom Group or any of its subsidiaries (excluding A Share Company and the subsidiaries held by A Share Company) require approval of the minority shareholders of A Share Company under the Rules Governing the Listing of Shares on Shanghai Stock Exchange (“Rules of SSE”) applicable from time to time, which are deemed at the same time as connected transactions that require approval of the minority shareholders of Red-chip Company under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Rules of SEHK”) applicable from time to time, the above connected transactions shall be conducted in a 2-step approach: (1) Unicom Group or any of its subsidiaries enters into an agreement on the intended transaction with A Share Company or China Unicom (BVI) Limited (“Unicom BVI”), identifying the rights and obligations of the 2 parties involved in the transaction under the agreement (including, but not limited to, approval of Unicom Group of the transfer of the rights and obligations of A Share Company or Unicom BVI under the agreement to Red-chip Company or any of its subsidiaries); (2) A Share Company or Unicom BVI transfers its rights and obligations under the above mentioned agreement to Red-chip Company or any of its subsidiaries;

(4)       Pursuant to the arrangements made in the above mentioned Connected Transactions MoU, and in order for Unicom New Century Telecommunications Corporation Ltd. (“Unicom New Century”) to offer mobile communications services in Jilin, Heilongjiang, Jiangxi, Henan, Sichuan, Shaanxi provinces, Chongqing Municipality, Guangxi Zhuang Autonomous Region and Xinjiang Uygur Autonomous Region (“9A Areas”), Unicom Group, Unicom New Horizon signed the CDMA Network Capacity Lease Agreement (“the old CDMA Lease Agreement II”) with A Share Company on November 20, 2002. On the same day, A Share Company signed the Agreement on Transfer of the old CDMA Lease Agreement II with Unicom New Century to transfer all its rights and obligations under the old CDMA Lease Agreement II to Unicom New Century;

(5)       Pursuant to the arrangements made in the above mentioned Connected Transactions MoU, and in order for Unicom New World to offer mobile communications services in Shanxi, Inner Mongolia, Hunan, Hainan, Yunnan, Ningxia, Gansu, Qinghai and Tibet (“9B Areas”), Unicom Group signed the CDMA Network Capacity Lease Agreement (“the old CDMA Lease Agreement III”) with A Share Company on November 20, 2003. On the same day, A Share Company signed the Agreement on Transfer of the old CDMA Lease Agreement III with Unicom New World to transfer all its rights and obligations under the old CDMA Lease Agreement III to Unicom New World;

(6)       Unless otherwise stated in this Agreement, the old CDMA Lease Agreement I, the old CDMA Lease Agreement II and its transfer agreement, the old CDMA Lease Agreement III and its transfer agreement are collectively referred to as “the Old CDMA Lease Agreement”.

(7)       CUCL assimilated and merged with Unicom New Century on July 30, 2004, and the rights and obligations of Unicom New Century under the old CDMA Lease Agreement II have been inherited by CUCL. The Ministry of Commence has approved, pursuant to MOC’S Approval of the Merging between China Unicom Corporation Limited and Unicom New World Telecommunications Co. Ltd.(MOC [2005]No.258), of the merging between CUCL and Unicom New World. At present, CUCL is going through the rest of the legal procedures necessary for its merging with Unicom New World, upon completion of which Red-chip Company would have CUCL as its sole operating entity in China;

(8)       On November 22, 2004, the Amendment Agreement was entered into between CUCL, Unicom New World and Unicom Group, respectively, to supplement the provisions in connection with cost allocation in the old CDMA Lease Agreement;

(9)       Unicom Group, Unicom New Horizon and A Share Company signed the “CDMA Network Capacity Lease Agreement” on March 24, 2005.

Considering of the implementation and amendment of the old CDMA Lease Agreement, with common studies and consultations, the Parties to this Agreement, in the principle of equality and mutual benefit, have agreed as follows:

1.         If the conditions of entry into force described in Article 6 of this Agreement were met, the Transferor agrees to transfer all its rights and obligations under the CDMA Network Capacity Lease Agreement and its attachments to the Transferee. The Transferee hereupon agrees to acquire the rights and obligations of the Transferor under the CDMA Network Capacity Lease Agreement.

2.         Once the Transferor transferred its rights and obligations under the CDMA Network Capacity Lease Agreement to the Transferee, the Transferee would immediately succeed to all the rights and obligations of the Transferor under the CDMA Network Capacity Lease Agreement. And the Transferor should terminate all the relevant rights and obligations succeeded by the Transferee under the CDMA Network Capacity Lease Agreement.

3.         The Transferor acknowledges that, in accordance with Article 21 of the CDMA Network Capacity Lease Agreement, Unicom Group and Unicom New Horizon have irrepealably agreed that the Transferor may transfer its rights and obligations under the CDMA Network Capacity Lease Agreement to the Transferee and its subsidiaries or Red-chip Company and its subsidiaries, and no further consent from the Unicom Group and Unicom New Horizon for such transfer is required.

4.         The Parties to this Agreement should ensure that they have the rights, power and capability to sign and implement this Agreement. This Agreement shall constitute the lawful, effective and binding obligations of the Parties immediately upon its signing.

5.         The Transferee agrees to undertake the rights and obligations in the past and future under the CDMA Network Capacity Lease Agreement in compliance with the terms and conditions defined in the CDMA Network Capacity Lease Agreement in its period of validity.

6.         Come into Effect

This Agreement comes into effect together with the CDMA Network Capacity Lease Agreement, with the following conditions being satisfied.

6.1       The shareholders’ meeting of Red-chip Company approves in accordance with its applicable laws, regulations and listing rules, the transfer of the Transferor’s rights and obligations under the Red-chip Company to the Transferee;

6.2       The conditions of described in Article 3 of CDMA Network Capacity Lease Agreement are met.

7.         Further Arrangement

The Ministry of Commerce has approved the merger of Unicom New World by CUCL, and the relevant legal procedures are going to be completed. Therefore the Parties to this Agreement now agree and acknowledge that, after the completion of the legal procedures to merge Unicom New World by CUCL, all the rights and obligations of Unicom New World under this Agreement will be succeeded by CUCL. And CUCL may succeed the rights and obligations of Unicom New World under this Agreement without any other approval or consent from A Share Company.

8.         Force Majeure

Any party who fails to carry out the relevant obligations under this Agreement in accordance with the agreed conditions due to any events of Force Majeure which could not be predicted, and the occurrence or results of which could not be avoided or overcome, the party should inform other parties of its occurrence as soon as possible and thereafter provide detailed information and a valid document for evidence explaining the reason of its inability to execute or delay the execution of all or part of the obligations under this Agreement and its attachments within 15 days. The Parties shall, through consultations, decide whether to suspend, partially exempt or delay the execution of such obligations according to the effects of the events of Force Majeure on the performance of the obligation.

9.         Confidentiality

Unless otherwise defined or required by law or the relevant regulatory authority, or for the purpose of information disclosure by the Transferor to SEC, or by Red-chip Company to Stock Exchange of Hong Kong Limited (SEHK), either party shall not provide or disclose any data or information related to the business of other parties to any company, enterprise, organization or personnel without the written permission of the relevant party.

10.       No waiver

Unless otherwise stipulated by law, the failure or delay of execution of the rights, power or privileges under this Agreement by any party shall not be construed as a waiver of such rights, power or privileges. And the partial execution of such rights, power and privileges shall not obstruct the future execution of such rights, power and privileges.

11.       Notice

Any notice related to this Agreement shall be made in writing, and delivered in person by one party to other parties, or sent by facsimile or by mail. Such notices shall be deemed delivered upon receipt when delivered in person; or upon confirmation of delivery displayed in the fax machine of the addresser if transmitted by facsimile; or within three working days (automatically extended when falls on legal holidays) after being delivered by mail. Any notice shall come into effect upon delivery.

The communication addresses of the Parties to this Agreement are as follows:

China United Telecommunications Corporation Ltd.	China Unicom Corporation Limited	Unicom New World Telecommunications Corporation Limited

Addressee: Zhao Yilei	Addressee: Yang Xiaowei	Addressee: Yang Xiaowei
Address: F40th, Jinmao Building, No.88 ShiJi Avenue, Shanghai	Address: Room 1029, F10, No. 133 A, Xidan North Street, Xicheng District, Beijing	Address: Room 1029, F10, No. 133 A, Xidan North Street, Xicheng District, Beijing
Postal Code: 200121	Postal Code: 100032	Postal Code: 100032

12.       Applicable Law

This Agreement shall be governed by the laws of the People’s Republic of China, and be construed and executed in accordance with the laws of China.

13.       Settlement of Disputes

All disputes arising from the effectiveness, interpretation or performance of this Agreement shall be settled through friendly negotiation. Should no settlement be reached through negotiation within 30 days after the arising of the disputes, any party shall be entitled to proceed to the People’s Court with proper jurisdiction.

14.       Miscellaneous

14.1     Each party may make revisions or supplements to this Agreement under consultations with other Parties. All the revisions and supplements shall be effective when signed and sealed by the legal representatives of the Parties or their authorized representatives.

14.2     This Agreement is severable. If any provisions of this Agreement is held to be against the law or unenforceable, the effectiveness and implementation of the remaining provisions shall not be affected.

14.3     This Agreement was done in six original copies, two for each Party, being equally authenticated.

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China United Telecommunications Corporation Ltd. (Stamp)

Legal representative or his authorized representative:	/s/ Sun Qian

China Unicom Corporation Limited (Stamp)

Legal representative or his authorized representative:	/s/ Tong Jilu

Unicom New World Telecommunications Corporation Limited (Stamp)

Legal representative or his authorized representative:	/s/ Tong Jilu